May 5, 2005

Mail Stop 0409

Dan J. Harkey
President and Chief Executive Officer
Point Center Financial, Inc.
30900 Rancho Viejo Road, Suite 100
San Juan Capistrano, California  92675

Re:	Point Center Mortgage Fund I, LLC
	Amendment No. 2 to Registration Statement on Form S-11
      Filed April 15, 2005
      Registration No. 333-118871

Dear Mr. Harkey:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	References in this letter to your response letter refer to your response letter dated March 16, 2005.

General

1. Please file your response letters and all future correspondence on
EDGAR.

2. We note that the offering price is not fixed. Please provide a supplemental analysis as to why this offering is not a delayed offering. Please note that a Form S-11 registration statement is not permissible for a delayed offering.

3. Please indicate in the share table on the cover of the registration statement and on the cover of the prospectus the amount of units that are being offered pursuant to your distribution reinvestment plan.

4. We note your responses to comments 4-7. However, since this is a
"blind pool" offering you are required to provide all applicable Guide 5 information, including prior performance information for the manager and its affiliates. Refer to Securities Act Release 33-6900.
Consequently we hereby reissue comments 4-7 of our original letter.

5. We note your response to comment 10 that the unit redemptions will occur after completion of the offering period. Please tell us supplementally how the repurchases of units should be treated under
Rule 13e-4 and Regulation 14E of the Exchange Act.  See T REIT
Inc.
(Letter dated June 4, 2001), Wells Real Estate Investment Trust
II,
Inc. (Letter dated December 3, 2003) and Hines Real Estate
Investment
Trust, Inc. (Letter dated June 4, 2004).

Cover Page

6. We note your response to comment 14. However, we also note that the prospectus cover in the draft provided to us is 3 pages long. Please confirm that your cover page does not exceed the one-page limit imposed by Item 501 of Regulation S-K. Consider presenting the cover page risk factors in columns to conserve space. In addition, please remove the 10 paragraphs following the summary risk factors from the prospectus cover.
Investor Suitability Standards

7. We note that in the summary you disclose your internal suitability requirements. Please disclose these standards in this section along with the state requirements.

8. We note your disclosure that you may not have qualified the offering in the particular states listed. Please supplementally advise us in which states, if any, you have already qualified the offering.

Table of Contents

9. Please include the subheadings for your risk factors in the table of contents.

Summary, page 1

10. Please include a discussion in the summary as well as a risk factor relating to your pricing mechanism. Please discuss how book value will be determined, including whether book value will reflect the market value of the assets. Will these assets be marked- to-market on a daily basis? Please disclose that the price to be paid by an investor will not be based on the market value of the underlying assets and will not reflect changes in value resulting from general market conditions or changes in credit quality or performance of the underlying assets. In addition, please disclose that existing investors may experience dilution to the extent the market value of the assets has appreciated and such appreciation is not reflected in the offer price.

Summary Risk Factors, page 3

11. Please remove your statement that 10 loans will adequately diversify your portfolio. In addition to mitigating the risk, it is not clear how 10 loans will necessarily provide diversity on the basis of loan type, property type, geographic location and loan-to-value ratio. Please make conforming changes to the Risk Factors section on page 9.

12. The second full risk factor on page 4 appears to include numerous separate risks. Please state each individual risk separately.

Compensation to our Manager and its Affiliates, page 5

13. The statement that you expect to receive a 3-6 point spread on your investments is a projection for which you have not provided appropriate support. Please revise here and elsewhere in the prospectus to state that you will target loans with this spread.

Operating Agreement, page 7

14. While you may disclose that the prospectus only contains a summary of the operating agreement attached as Exhibit A, it is not appropriate to suggest that the prospectus may contain inaccurate information. Please revise to remove this statement.

Escrow Procedures, page 9

15. Please disclose that the escrow account is non-interest bearing.

To Purchase Units, page 9

16. Please supplementally confirm that a prospectus will precede or accompany the subscription agreement.

17. We note your disclosure that investors will not receive copies of loan documents prior to making an investment. Please disclose in the summary whether investors will receive loan documents after purchasing units.

Risk Factors, page 9

	You may face a delay before distributions begin, page 10

18. The disclosure added at the end of this risk factor does not appear to relate to the stated risk. Please revise or advise.

We may not have sufficient capital to meet our staged funding commitments, page 12

19. Please delete the second paragraph including the accompanying bullets. It is not relevant to understanding the stated risk and may obscure the relevant disclosure.

Conflict of Interest Risks, page 14

20. Please revise the heading for each of these risks to clearly state the risk to be discussed.

Investment Objectives and Policies, page 17

Borrowing, page 20

21. We note your response to comment 64. Please disclose whether you expect the maturities and type of interest rate (i.e. fixed vs.
floating) of your investments to match the financing, if any, used to make the investment.

Management, page 24

Prior Experience of our Manager, page 26

22. Please revise to limit the prior performance discussion to the four programs that were sponsored by the Manager. It appears that the summary of the loans and assets under management by your manager includes prior performance related to its activities as a mortgage broker originating separate loans.

23. We note your response to comment 72. For the reasons mentioned above, we hereby reissue the comment.

24. We note your response to comment 74. Please provide a brief description of the manager`s servicing capability, including the number of persons dedicated to servicing your loans and their experience.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

25. We note your response to comment 83. Please include a discussion of material industry trends including the impact of increasing interest rates on the cost of funds and borrower defaults.

26. Since your operations will depend on your ability to raise proceeds through this offering, please discuss your expectations with respect to the offering. Include a discussion of the difficulty of raising up to $500 million in proceeds without the assistance of third party underwriters or dealers.

Summary of Operating Agreement, Rights of Members and Description of
Units, page 36

Redemption of Units, page 40

27. We note your response to comment 94.  In lieu of referencing
"limitations described in this prospectus and as provided in the Operating Agreement," please disclose these limitations in this section.

Federal Income Tax Consequences, page 40

28. We note that on page 9 of the summary you disclose that you have received an opinion from tax counsel regarding your treatment as a partnership for federal income tax purposes. Please supplementally advise us where we can find this opinion.

Legal Matters, page 52

29. We note your disclosure that your tax and corporate counsels
"will issue" opinions. Please note that final opinions must be filed in a pre-effective amendment. Consequently this disclosure will need to be revised.

Financial Statements

General

30. Continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Note 1 Summary of Significant Accounting Policies

Investments in trust deed notes receivable, page F-8

31. We have read and considered your response to comment 114 and your accounting policy for investments in trust deed notes receivable. Based on the schedules of maturities on page F-9 and F-14, we note that the amount of the loans in the collateral pool and other trust deeds maturing in 2005 is significantly lower than the amount of certificates payable maturing in 2005. Given these circumstances, explain to us how you were able to conclude that you have both the ability and intent to hold the trust deeds until maturity and hence account for them as held for investment and carry them at amortized cost. Refer to paragraph 6 of SFAS 65.

32. Tell us how you determined that SFAS 115 applies to the loans receivable that you classify as collateral in the balance sheet.
As
previously requested in our comment 117, clarify if you securitized these loans. Refer to paragraph 137 of SFAS 115.

Commission Income, page F-10; Loan Origination Costs, page F-11

33. We have read and consider your response to comment 112 and your accounting policies for commission income and loan origination costs.
We note that the Manager recognizes commission income at the close of escrow loan and expenses origination costs after the closing of the loan. Please revise the balance sheet of the Manager to recognize these revenues and costs over the life of the related loans as an adjustment of yield. Refer to paragraph 21 of SFAS 65 and paragraphs
5-7 and 18-20 of SFAS 91.

Exhibits

Legal Opinion

34. We note that counsel has assumed that all proceedings taken and proposed to be taken by you in connection with the issuance of the units have been timely and properly completed in accordance with all applicable securities laws. Such an assumption is inappropriate as it assumes away the entire opinion. Please have counsel specifically identify the proceedings that it must assume in connection with the opinion.

Tax Opinion

35. We note that counsel has assumed the "due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof." Please direct counsel to clarify that it is not assuming the due execution of documents signed by you or your manager.

36. We note that in the opinion counsel confirms all opinions expressed in the prospectus. Please revise the prospectus to explicitly state the opinions given by tax counsel or, alternatively, explicitly state the opinions in the opinion itself. For example, it is not clear whether tax counsel has opined that the company will be treated as a partnership for federal income tax purposes.

37. The limitation on reliance in the last sentence of the opinion is not appropriate because stockholders must be able to rely on the opinion. Please provide a revised opinion that removes the limitation on reliance.

*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jorge Bonilla at (202) 551-3414 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. You may contact Michael McTiernan, Special Counsel, at
(202) 551-3852 or me at (202) 551-3495 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief

cc:	Gregory W. Preston, Esq. (via facsimile)
      Corporate Law Solutions, P.C.


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Point Center Mortgage Fund I, LLC
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